

December 30, 2012

Via E-mail
Mr. Mike Ulrich
Vice President
The Bank of New York Mellon Trust Company, N.A., Trustee
Enduro Royalty Trust
919 Congress Avenue, Suite 500
Austin, Texas 78701

  Re: **Enduro Royalty Trust**
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    File No. 001-35333

Dear Mr. Ulrich:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 36

Reserves, page 36

1. You state that Cawley, Gillespie & Associates, Inc. estimated crude oil including natural gas liquids; however, you have not provided disclosure of natural gas liquids (NGLs) reserves or production or the average sales price per unit of NGLs produced in your filing on Form 10-K. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K. Please expand the tables on pages 37 and 48 to provide that information, if such quantities are material.

2. Please advise or expand your disclosure to provide the material changes in proved undeveloped reserves that occurred during the year including the net quantities of proved undeveloped reserves converted into proved developed reserves and the capital expenditures incurred to convert such reserves to developed. Please refer to Items 1203(b) and 1203(c) of Regulation S-K.

3. We note the dollar amount of the "PV-10" disclosed for the Underlying Properties on page 37 corresponds to the same dollar amount disclosed in Exhibit 99.1. We also note the disclosure in Exhibit 99.1 which states the cost of abandoning the wells has not been included as a future expense in computing the net operating income presented in the report for the Underlying Properties. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm and tell us how you have considered the inclusion of the cost of abandoning the wells in the computation of the standardized measure of discounted future cash flows disclosed on page 37 and elsewhere on page 66 relating to the Trust Net Profits Interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44
Discussion and Analysis of Historical Results of the Underlying Properties, page 47

4. Please expand the table on page 48 to present the production by final product sold for each field that contains 15% or more of your total proved reserves determined on an oil-equivalent-barrels basis. Please refer to Item 1204(a) of Regulation S-K.

Financial Statements and Supplementary Data, page 54

Oil and Natural Gas Producing Activities, page 65

Oil and Natural Gas Reserve Quantities, page 65

5. We note you have not provided separate disclosure of natural gas liquids reserves (NGLs) in the table on page 65. FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant. Please expand the table on page 65 to provide that information. Alternatively, explain to us why no revision is needed.

6. Please expand the disclosure on page 65 to provide an explanation of the significant change in your reserves due to revisions of previous estimates for the period ending December 31, 2012. Please refer to FASB ASC paragraph 932-235-50-5.

Mike Ulrich
The Bank of New York Mellon Trust Company, N.A., Trustee
December 30, 2013
Page 3

<u>Exhibit 99.1</u>

7.   We note you have not provided separate disclosure of natural gas liquids (NGLs) reserves. The staff considers natural gas liquids to be a separate product type under Item 1202(a)(4) of Regulation S-K. Please obtain and file a revised reserves report to provide that information, if such quantities are material.

8.   The reserve report refers to additional information contained in an Appendix that is not included as an attachment to Exhibit 99.1. Please obtain and file a revised report to include the referenced Appendix as supplemental information. Alternatively, remove these references if you do not intend to include the Appendix in Exhibit 99.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions about the comments. Please contact me at (201) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant